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                      	SECURITIES AND EXCHANGE COMMISSION
                             	WASHINGTON, DC 20549

                               	FORM 12b-25
                           Commission File Number 0-21986

                         NOTIFICATION OF LATE FILING

(Check One): [ ]Form 10-K [ ]Form 11-K [ ]Form 20-F [X]Form 10-Q [ ]Form N-SAR
For Period Ended: April 30, 1996
[ ]Transition Report on Form 10-K	  	[X]Transition Report on Form 10-Q
[ ]Transition Report on Form 20-F	  	[ ]Transition Report on Form N-SAR
[ ]Transition Report on Form 11-K
For the Transition Period Ended:
	Read attached instruction sheet before preparing form.  Please print or type.
	Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
	If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                      Part I.  Registrant Information
Full name of registrant      ABLE TELCOM HOLDING CORP.
Former name if applicable

Address of principal executive office (Street and number)
1601 FORUM PLACE, SUITE 1110
City, State and Zip Code  WEST PALM BEACH, FLORIDA  33401

                      Part II.  Rule 12b-25 (b) and (c)
	If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check appropriate box.)

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b) The subject annual report, semi-annual report, transition report on
    Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             	Part III.  Narrative
	State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q,
N-SAR or the transition report portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

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	The Company has determined that additional time is needed in filing its Form
10-Q for the quarter ended April 30, 1996 due to a restructuring program which entails complex accounting issues demanding supplementary research regarding the financial presentation of the Company.  The Company is also awaiting approval from its independent auditors.

_______________________________________________________________________________
                        	Part IV.  Other Information
	(1)	Name and telephone number of person to contact in regard to this notification

            DANIEL L. OSBORNE             (407)            688-0400
_______________________________________________________________________________
			(Name)	           (Area code)     (Telephone number)

	(2)	Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of
1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
                                                                 	[X] Yes [ ] No
	(3)	Is it anticipated that any significant change in results of operations from
the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 	[X] Yes [ ] No
	If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to take special charges relating to a restructuring of its Latin American operations of approximately $2,766,000.

                        	ABLE TELCOM HOLDING CORP.
              	(Name of registrant as specified in charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  June 14, 1996      /s/ Daniel L. Osborne
                          ______________________________________
                          Chief Accounting Officer